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                             January 8, 2021

       Gerome Daren Sapp
       Chief Executive Officer
       370 Markets LLC
       8545 W. Warm Springs Road, Ste A4 #192
       Las Vegas, NV 89113

                                                        Re: 370 Markets LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed December 14,
2020
                                                            File No. 024-11383

       Dear Mr. Sapp:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A Filed December 14, 2020

       Offering Summary and Summary of Risk Factors
       Company Information, page 18

   1. We were unable to locate your manager's website, www.rares.io. Considering your disclosure on page 52
that investors must subscribe through the Rares Platform, please tell us why the platform's
website appears to be currently unavailable. If applicable, please amend your filing to
disclose that the website is not yet operational, disclose when you expect the website to
be operational, and describe alternative procedures, if any, for investing in your
offerings.
       Total Shares and Maximum Amount, page 25

   2.                                                   We note your
disclosures discussing the minimum and maximum amount of shares you may offer for each
of the series described in this section. However, you disclose on
 Gerome Daren Sapp
FirstName  LastNameGerome Daren Sapp
370 Markets  LLC
Comapany
January    Name370 Markets LLC
        8, 2021
January
Page 2 8, 2021 Page 2
FirstName LastName
         your offering circular cover page that "no offering minimum other than the minimum per investor amount" applies to each series offering, and you disclose on page 20 that "[t]he initial Closing of an Offering will occur on the earliest to occur of
(i) the date
         subscriptions for the maximum number of Shares for each Series have been accepted or
         (ii) a date determined by the Manager in its sole discretion provided that subscriptions for the Series in question have been accepted." Please clarify whether the minimum amount of shares described in this section relates to a minimum amount required for a closing of the relevant series offering, and if so, please amend your disclosures on the offering circular cover page and throughout your filing accordingly. Alternatively, if you intend to offer a range in volume of interests for each series with no minimum required for a closing, please amend your filing to remove these volume ranges and fix a volume for each of the series offerings. In this regard, Rule 253(b)(4) requires a fixed volume for
         Regulation A offerings.
Use of Proceeds, page 47

3. You disclose that proceeds may be used to pay the entity from whom the underlying assets were acquired, which may have been paid off prior to the offering by the Manager or another entity. Also, you disclose on page 26 that "[t]he Manager presently owns 100%
         of each of the Underlying Assets of each Series," and on page 61 that the Manager
         "will convey title for each asset into the various Series prior to the Offering against a note payable back to the Manager for the cost." Therefore, please amend your filing to disclose whether a portion of the proceeds will be used for each series to pay the manager for the cost of the underlying asset, pursuant to the notes payable. If so, please quantify the amount of proceeds you intend to use for this purpose for each series offering. As a related matter, please clarify when you expect the Manager to convey the series assets to each series, and confirm that you will file the notes payable as exhibits to your filing, when applicable. Finally, please amend your disclosure to clarify the use of the "cash portion" of each of the series proceeds.
4. We note that your use of proceeds disclosure for each series presents your use of proceeds for the maximum aggregate offering for each series. Considering that your series offerings are best efforts offerings, please amend your disclosure to describe any anticipated material changes in the use of proceeds if all of the securities being qualified for each series offering are not sold. Consider presenting use of proceeds disclosure for the sale of 25%, 50%, and 75% of the relevant series offering. See Instruction 4. to Item
         6. of Form 1-A.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operation, page 51

5. We note your disclosure that "[r]evenues are generated at the series level," and your disclosure elsewhere that you intend to "monetize" underlying assets in the future. Please amend your disclosure to clarify how you intend to generate revenue from your
 Gerome Daren Sapp
FirstName  LastNameGerome Daren Sapp
370 Markets  LLC
Comapany
January    Name370 Markets LLC
        8, 2021
January
Page 3 8, 2021 Page 3
FirstName LastName
         underlying assets in the future, and the steps you have taken to implement your plans to monetize your underlying assets. Include a discussion of when you expect to begin generating revenues from the underlying assets of each series. Description of the Business, page 60

6. Please amend your disclosure to describe the significance of the "Rares Market Category"
         as referenced in your tables throughout this section. In your amended disclosure, please include a discussion of the different categories referenced, and their significance to your business, including, if applicable, whether the category influences how you select underlying assets for your series offerings.
Business of the Company, page 81

7. Please briefly describe the specific "innovative digital products" you aspire to offer through the Rares Platform.
Exclusive Jurisdiction, page 96

8. We note your disclosure that "[a]ny dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware,
         and each Investor will covenant and agree not to bring any such claim in any other venue." Please amend your filing to disclose the extent to which your exclusive forum provision is intended to apply to actions arising under the Securities Act or Exchange Act.
         In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
         Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering circular to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the
         Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the Operating Agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
         Act or Exchange Act.
Part F/S
Financial Statements, page 101

9. Please tell us and disclose what financial statements you intend to include here and in your annual and semiannual reports, once you and each Series are capitalized on other than a nominal basis. Also, address whether the audit reports provided will cover 370 Markets,
         LLC in total and each Series.
 Gerome Daren Sapp
370 Markets LLC
January 8, 2021
Page 4
Balance Sheet, page 106

10. Please revise to disclose the title and the "as of" date of the balance sheet.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Stephen Kim at (202) 551-3291 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at (202) 551-8071 with any other questions.



FirstName LastNameGerome Daren Sapp                              Sincerely,
Comapany Name370 Markets LLC
                                                                 Division of
Corporation Finance
January 8, 2021 Page 4                                           Office of
Trade & Services
FirstName LastName